SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 11, 2008 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated November 11, 2008 the Company reported its financial statements for the three month period ended on September 30, 2008 and September 30, 2007, requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such three-month period reflects:

	09/30/08	09/30/07
Ordinary Period Result
(three-month period): (loss) profit	(23,014,139)	21,139,131
Extraordinary Period Result
(three-month period): profit	—	—
Period (Loss) Profit	(23,014,139)	21,139,131

Net Worth Composition:
Capital stock	78,206,421	78,206,421
Integral adjustment of capital stock	84,620,909	84,620,909
Premium on shares and own shares negotiation	522,805,043	522,805,043
Technical revaluations reserve	3,952,571	3,952,571
Reserve for new projects	62,508,872	57,376,529
Legal Reserve	16,092,018	12,889,190
Retained earnings	56,955,838	85,195,695
Total Net Worth	825,141,672	845,046,358

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the three-month period financial statements, the Company’s Capital is Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	49,535,307	63.3%
Parque Arauco Argentina S.A.	15,258,970	19.5%
Parque Arauco S.A.	5,733,855	7.3%
Sociedad Inversora Int. Parque Arauco S.A.	2,118,870	2.7%
Other Shareholders	5,599,419	7.2%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end, the number of shares would amount to 223,971,650, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	147,492,906	65.9%
Parque Arauco Argentina S.A.	15,268,643	6.8%
Parque Arauco S.A.	5,733,855	2.6%
Sociedad Inversora Int. Parque Arauco S.A.	49,863,617	22.3%
Other Shareholders	5,612,629	2.4%

For this calculation, the conversion price considered was 0.3240 per share.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 12, 2008.